"Exemption No.

Continental

Press Release

07020475

SUPPL

Continental Doubles 2006 Contribution to Pension Trust Fund

Automotive supplier optimizes financial structure by transferring an additional EUR330 million to fund

Hanover, January 17, 2007. At the end of 2006, the automotive supplier Continental added EUR330 million to the trust fund already set up in the middle of the same year to partially finance its pension obligations to current and retired employees in Germany. This brings the total assets transferred to the Continental Pension Trust e.V., which is legally independent from Continental, to EUR630 million. "We are again acting in line with our policy of optimizing financial structures and reducing future refinancing risks," declared Continental's CFO, Dr. Alan Hippe, in Hanover.

The assets transferred may be used solely to service employee pension plan obligations. While the respective companies remain liable for servicing both current and retired employee pension entitlements, the beneficiaries now enjoy additional protection in line with international standards in the event of corporate insolvency.

Continental's pension benefit payments in Germany amounted to EUR72.1 million in 2005. Payments for 2006 are expected to total EUR80.6 million. Continental reported pension provisions of EUR874.8 million for Germany at the end of 2005. Transferring EUR630 million to the Continental Pension Trust e.V. will significantly reduce the amount the company will be reporting in pension provisions on the 2006 balance sheet.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR 13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9, 30165 Hannover
Ph.: +49 511 938-1278; Fax: -1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

RECEIVED
2007 JAN 23 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Continental's global sales of winter tires rise to 19.1 million in 2006

Market leader achieves fifth consecutive record result - Highest growth regions were Germany, Russia/Eastern Europe and North America - Confident approach to 2007

Hanover, 17th January 2007. In 2006, Continental AG once again benefited from the dynamic growth in demand for winter tires for cars, which has continued unabated over several years. Last year global sales of winter tires by the international automotive supplier reached 19.1 million. This figure is 8 per cent higher than in 2005 and represents an increase of 41 per cent over 2002. According to the findings of winter tire market leader Continental, the reason for the high demand is first and foremost a further heightening of safety awareness on the part of motorists, plus the amendment to the German road traffic regulations.

"This fifth consecutive record result confirms the correctness of our approach in this attractive segment and is reassuring for the coming years, since it can be attributed to growth in several markets. In Europe these are predominantly Germany, Russia and Eastern Europe as a whole, but they also include Italy, Holland and Belgium", explained Manfred Wennemer, Chairman of the Board at Continental AG, and also head of the Passenger and Light Truck Tires Division. "We are moreover very pleased with market developments in North America and are counting on being able to continue this positive trend."

The Continental Corporation is a leading supplier of tires, brake systems, chassis components, vehicle electronics and technical elastomers. In 2005 the corporation realised sales of EUR13.8 billion. At present it has a worldwide workforce of approximately 85,000.

The tire divisions are an Official Sponsor of UEFA EURO 2008™, which will be held in Austria and Switzerland in June 2008, and of the UEFA Under21 Championship, to be held in Holland in June 2007. For detailed information, visit the websites www.ContiSoccerWorld.com, www.contifanworld.com and www.conti-online.com.

Alexander Lührs
Head of PLT PR
Continental AG
Buettnerstrasse 25
30165 Hanover/Germany

Phone: +49 511 938-2615
Fax: +49 511 938-2462
Email: Alexander.Luehrs@conti.de
www.conti-online.com
www.ContiSoccerWorld.com